July 6, 2006


Mail-Stop 4561

Mr. James G. Cooley
President and Chief Executive Officer
Citizens Community Bancorp, Inc.
2174 EastRidge Center
Eau Claire, WI 54701

Re:	Citizens Community Bancorp, Inc.
	Registration Statement on Form SB-2
	Filed June 30, 2006
	File No. 333-135527

Dear Mr. Cooley:

	This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

	You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

	We suggest that you consider submitting a substantive amendment to correct the deficiencies (use the proper Form type) or a request for withdrawal of the filing.

							Sincerely,

							Mark Webb
							Legal Branch Chief
							Financial Services Group


CC:	Martin L. Meyrowitz, P.C.
	Silver, Freedman & Taff, L.L.P.
	1700 Wisconsin Avenue, NW
	Washington, DC 20007